EXHIBIT 99.7

Press Release

Second quarter and first half 2019 results

Paris, July 25, 2019 - Total’s Board of Directors met on July 24, 2019, to approve the Group’s second quarter 2019 financial statements. Commenting on the results, Chairman and CEO Patrick Pouyanné said:

"Markets remained volatile with Brent averaging $69/b in the second quarter, an increase of 9% compared to the previous quarter, but natural gas prices were down 36% in Europe and 26% in Asia. In this context, with a slight increase in production to 2.96 Mboe/d, adjusted net income increased by 5% compared to the previous quarter to 2.9 B$, and the return on equity remained above 11%.

Fueled by the ramp up of cash flow accretive projects, like Egina in Nigeria, Ichthys in Australia and Kaombo Norte in Angola, plus the second-quarter start-ups of Kaombo Sul in Angola and Culzean in the UK North Sea, debt-adjusted cash flow (DACF) increased by 10% compared to the previous quarter to 7.2 B$. Cash flow after organic investments increased to 3.7 B$, up 13% from the previous quarter. Thus, the organic pre-dividend breakeven is below $25/b and the organic post-dividend breakeven is below $50/b.

Exploration & Production benefited from the higher Brent with a 15% increase in operating cash flow before working capital changes.

Although gas prices fell sharply, iGRP increased its operating cash flow before working capital changes by 42% thanks to 8% production growth and a 10% increase in LNG sales. Compared to the second quarter 2018, operating cash flow before working capital changes increased by 77%, driven by a doubling of LNG sales.

In signing an agreement with Occidental to acquire Anadarko’s assets in Africa, the Group is preparing for its future and capitalizing on its strengths. In Mozambique, it leverages its expertise in LNG, in Ghana, the deep offshore and, in Algeria, its historic presence. The Group continues to grow in LNG with the signing of a sales contract with the Chinese company Guanghui, the takeover of Toshiba’s LNG portfolio and the start-up of Cameron LNG in the United States. This strategy is complemented by the divestment of high-breakeven assets, such as the recent sale of mature assets in the UK North Sea. This active portfolio management policy will continue with the sale of 5 B$ of assets over the 2019-20 period, the majority coming from Exploration & Production.

In the Downstream, adjusted net operating income was 1.1 B$, up 4% compared to the previous quarter, in an environment where refining margins fell by 16%. In addition, the Group strengthened its presence in biofuels with the start-up of the La Mède bio-refinery.

Total maintains a solid financial position with gearing of 20.6%, after taking into account the payment of two interim dividends in the quarter and the impact of the new IFRS 16 standard (2.7%). Consistent with its shareholder return policy, the Group increased the second interim dividend by 3.1% compared to last year to €0.66 per share and bought back 0.76 B$ as part of its target to buy back 1.5 B$ of share in 2019 with Brent at $60/b. The cash returned to shareholders, expressed in dollars, stands at 37% of operating cash flow before working capital changes for the first half 2019."

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1 Definition on page 2

Key figures2

2Q19	1Q19	2Q18	2Q19 vs 2Q18	In millions of dollars, except effective tax rate, earnings per share and number of shares	1H19	1H18	1H19 vs 1H18
3,589	3,413	4,179	*-14%*	Adjusted net operating income from business segments	**7,002**	7,564	*-7%*
2,022	1,722	2,315	*-13%*	Exploration & Production**	**3,744**	4,132	*-9%*
429	592	565	*-24%*	Integrated Gas, Renewables & Power**	**1,021**	1,046	*-2%*
715	756	821	*-13%*	Refining & Chemicals	**1,471**	1,541	*-5%*
423	343	478	*-12%*	Marketing & Services	**766**	845	*-9%*
457	614	766	*-40%*	Contribution of equity affiliates to adjusted net income	**1,071**	1,403	*-24%*
33.0%	40.5%	38.6%		Group effective tax rate[3]	**36.9%**	39.2%	
2,887	2,759	3,553	*-19%*	Adjusted net income (Group share)	**5,646**	6,437	*-12%*
1.05	1.02	1.31	*-20%*	Adjusted fully-diluted earnings per share (dollars)[4]	**2.07**	2.41	*-14%*
0.94	0.90	1.10	*-15%*	Adjusted fully-diluted earnings per share (euros)*	**1.84**	1.99	*-8%*
2,625	2,620	2,646	*-1%*	Fully-diluted weighted-average shares (millions)	**2,622**	2,608	*+1%*
2,756	3,111	3,721	*-26%*	Net income (Group share)	**5,867**	6,357	*-8%*
3,028	2,784	2,780	*+9%*	Organic investments[5]	**5,811**	5,400	*+8%*
402	306	(267)	*ns*	Net acquisitions[6]	**709**	1,252	*-43%*
3,430	3,090	2,513	*+36%*	Net investments[7]	**6,520**	6,652	*-2%*
6,707	6,033	6,399	*+5%*	Operating cash flow before working capital changes[8]	**12,740**	11,769	*+8%*
7,208	6,536	6,797	*+6%*	Operating cash flow before working capital changes w/o financial charges (DACF)[9]	**13,744**	12,465	*+10%*
6,251	3,629	6,246	-	Cash flow from operations	**9,880**	8,327	*+19%*

2019 data take into account the impact of the new rule IFRS16 "Leases", effective January 1, 2019.

* Average €-$ exchange rate: 1.1237 in the second quarter 2019 and 1.1298 in the first half 2019.

** 2Q18 and 1H18 restated; historical data for 2017 and 2018 available on www.total.com.

Highlights since the beginning of the second quarter 201910

•        Signed agreement with Occidental to acquire the African assets of Anadarko for 8.8 B$

•        Sold mature fields in the UK North Sea for 0.6 B$

•        Started production at Kaombo Sul in Angola

•        Started production at Culzean in the UK North Sea

•        Launched the second development phase for the giant Mero field in Brazil

•        Launched the third development phase of the Dunga field in Kazakhstan

•        Started production at Cameron LNG in the United States

•        Agreed with Toshiba to take over its LNG portfolio, including a 20-year 2.2 Mt/y tolling agreement for the third train at Freeport LNG in the United States

•        Started up the biorefinery at La Mède in France

•        Started up second solar plant in Japan

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2 Adjusted results are defined as income using replacement cost, adjusted for special items, excluding the impact of changes for fair value; adjustment items are on page 11.

3 Tax on adjusted net operating income / (adjusted net operating income - income from equity affiliates - dividends received from investments - impairment of goodwill + tax on adjusted net operating income).

4 In accordance with IFRS rules, adjusted fully-diluted earnings per share is calculated from the adjusted net income less the interest on the perpetual subordinated bond

5 Organic investments = net investments excluding acquisitions, asset sales and other operations with non-controlling interests.

6 Net acquisitions = acquisitions - assets sales - other transactions with non-controlling interests (see page 11).

7 Net investments = Organic investments + net acquisitions (see page 11).

8 Operating cash flow before working capital changes, is defined as cash flow from operating activities before changes in working capital at replacement cost, and effective second quarter 2019 including organic loan repayments from equity affiliates. The inventory valuation effect is explained on page 13. The reconciliation table for different cash flow figures is on page 11.

9 DACF = debt adjusted cash flow, is defined as operating cash flow before working capital changes and financial charges.

10 Certain transactions referred to in the highlights are subject to approval by authorities or to other conditions as per the agreements.

Key figures of environment and Group production

>    Environment* - liquids and gas price realizations**, refining margins

* The indicators are shown on page 14.

** Consolidated subsidiaries.

>        Production*

* Group production = EP production + iGRP production.

Hydrocarbon production was 2,957 thousand barrels of oil equivalent per day (kboe/d) in second quarter 2019, an increase of 9% compared to last year, due to:

•  +13% related to the start-up and ramp-up of new projects, including Yamal LNG in Russia, Ichthys in Australia, Kaombo in Angola and Egina in Nigeria,

•  -3% due to the natural decline of the fields,

•  -1% due to maintenance, notably in Nigeria.

Hydrocarbon production was 2,951 thousand barrels of oil equivalent per day (kboe/d) in first half 2019, an increase of 9% compared to last year, due to:

•  +12% related to the start-up and ramp-up of new projects, including Yamal LNG in Russia, Ichthys in Australia, Kaombo in Angola and Egina in Nigeria,

•  +1% due to portfolio effect, notably the integration of the Maersk Oil assets,

•  -3% due to the natural decline of the fields,

•  -1% due to maintenance, notably in Nigeria.

Analysis of business segments

Exploration & Production (EP - redefined scope)

>    Production

>    Results

 * Details on adjustment items are shown in the business segment information annex to financial statements.

** Tax on adjusted net operating income / (adjusted net operating income - income from equity affiliates - dividends received from investments - impairment of goodwill + tax on adjusted net operating income).

*** Excluding financial charges, except those related to leases.

Exploration & Production adjusted net operating income was:

•        2,022 M$ in the second quarter 2019, a decrease of 13% year-on-year, reflecting lower Brent and natural gas prices.

•        3,744 M$ in the first half 2019, a decrease of 9%, for the same reasons as well as the higher exploration expenses in the first quarter 2019.

Operating cash flow before working capital changes, compared to last year, increased by 2% in the second quarter to 4.9 B$ and by 5% in the first half to 9.1 B$, driven by the start-up of strong cash generating fields. Exploration & Production generated cash flow after organic investments of 2.9 B$ in the second quarter of 2019 and 5.2 B$ in the first half 2019.

Integrated Gas, Renewables & Power (iGRP)

>    Production and liquefied natural gas (LNG) sales

* The Group's equity production may be sold by Total or by the joint ventures.

Total LNG sales more than doubled compared to last year for the second quarter and first half 2019 thanks to the start-up of Yamal LNG trains 2 and 3 in Russia, Ichthys LNG in Australia, the first Cameron LNG train in the United States, and the acquisition of the portfolio of LNG contracts from Engie in 2018.

The growth in condensate production compared to last year is essentially due to the start-up of condensate production from Ichthys in Australia in the third quarter 2018.

>    Results

* Detail of adjustment items shown in the business segment information annex to financial statements.

** Excluding financial charges, except those related to leases.

Operating cash flow before working capital changes for the iGRP segment increased by 77% in the second quarter 2019 and 67% in the first half 2019, thanks notably to the ramp-ups of Ichthys in Australia and Yamal LNG in Russia as well as the doubling of total LNG sales.

Adjusted net operating income was 429 M$ in the second quarter 2019 and 1,021 M$ in the first half 2019, a decrease of 24% and 2%, respectively, compared to last year, impacted by lower gas prices in Europe and Asia in particular and the amortization of new projects.

Downstream (Refining & Chemicals and Marketing & Services)

>    Results

* Detail of adjustment items shown in the business segment information annex to financial statements.

** Excluding financial charges, except those related to leases.

Refining & Chemicals

>    Refinery throughput and utilization rates*

* Includes refineries in Africa reported in the Marketing & Services segment.

** Based on distillation capacity at the beginning of the year.

Refinery throughput volumes:

•        decreased by 8% in the second quarter 2019 year-on-year, notably as a result of the shutdown at Grandpuit in France and the lower throughput at Leuna in Germany linked to contaminated crude from Russia.

•        decreased by 3% in the first half 2019 year-on-year for the same reasons.

>    Results

* Detail of adjustment items shown in the business segment information annex to financial statements.

** Excluding financial charges, except those related to leases.

Adjusted net operating income for the Refining & Chemicals segment decreased by 13% year-on-year to 715 M$ in the second quarter 2019 and by 5% in the first half 2019 to 1,471 M$, notably due to the decrease in European refining variable cost margin (VCM) of 19% and 4%, respectively, as well as lower throughput volume.

Operating cash flow before working capital changes was stable in the first half 2019 compared to the first half 2018.

Marketing & Services

>    Petroleum product sales

* Excludes trading and bulk refining sales

Sales of petroleum products increased by 3% in the second quarter 2019 and the first half 2019, due to the development of activities in the African and American regions, notably Mexico and Brazil.

>    Results

* Detail of adjustment items shown in the business segment information annex to financial statements.

** Excluding financial charges, except those related to leases

Adjusted net operating income was 423 M$ in the second quarter 2019 and 766 M$ in the first half 2019, down 12% and 9% year-on-year.

Operating cash flow before working capital changes increased by 12% in the first half 2019 compared to the first half 2018.

Group results

>    Adjusted net operating income from business segments

Adjusted net operating income from the business segments was:

•        3,589 M$ in the second quarter 2019, down 14% compared to last year due to lower Brent and natural gas prices.

•        7,002 M$ in the first half 2019, down 7% compared to last year for the same reasons.

>    Adjusted net income (Group share)

Adjusted net income (Group share) was:

•        2,887 M$ in the second quarter 2019, down 19% compared to last year. This decrease reflects the decrease in the net operating income of the segments and the increase in the net cost of net debt compared to a year ago mainly due to the rise in U.S. dollar interest rates.

•        5,646 M$ in the first half 2019, down 12% compared to last year for the same reasons.

Adjusted net income excludes the after-tax inventory effect, special items and the impact of effects of changes in fair value11.

Total net income adjustments12 were:

•        -131 M$ in the second quarter 2019.

•        221 M$ in the first half 2019.

The effective tax rate for the Group was:

•        33.0% in the second quarter 2019, compared to 38.6% the same quarter last year.

•        36.9% in the first half 2019, compared to 39.2% the first half 2018.

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11 Adjustment items shown on page 11.

12 Details shown on page 11 and in the annex to the financial statements.

>    Adjusted fully-diluted earnings per share

Adjusted earnings per share was:

•        $1.05 in the second quarter 2019, a decrease of 20%, calculated on the basis of a weighted average of 2,625 million fully-diluted shares, compared to $1.31 in the second quarter 2018.

•        $2.07 in the first half 2019, a decrease of 14%, calculated on the basis of a weighted average of 2,622 million fully-diluted shares, compared to $2.41 in the first half 2018.

In the context of the shareholder return policy announced in February 2018, the Group has continued to buy back shares, including:

•        the buyback of shares issued in 2019 under the scrip dividend option (not renewed at the 2019 General Assembly) to cancel any dilution related to the exercise of this option: 14.9 million shares repurchased in the second quarter 2019 and 16.1 million shares in the first half 2019

•        the buyback of additional shares: 7.5 million shares repurchased in the second quarter 2019 for 0.41 B$ and 13.7 million shares in the first half 2019 for 0.76 B$ as part of the 5 B$ buyback program for 2018-20

The number of fully-diluted shares was 2,619 million on June 30, 2019.

>     Asset sales - acquisitions

Asset sales were:

•        212 M$ in the second quarter 2019, linked notably to the sale of the interest in the Wepec refinery in China.

•        575 M$ in the first half 2019, linked notably to the sale of the interest in the Wepec refinery in China and the sale of the Group’s interest in the Hazira terminal in India and polystyrene activities in China.

Acquisitions were:

•        614 M$ in the second quarter 2019, linked notably to the acquisition of Chevron’s interest in the Danish Underground Consortium in Denmark, the joint development with Saudi Aramco of a network of service stations in Saudi Arabia, the alliance with the Adani group in the natural gas and retail fuel network in India and the capital increase in Total Eren for its acquisition of Novenergia.

•        1,284 M$ in the first half 2019, linked notably to the elements above as well as to the signing of the acquisition of a 10% stake in the Arctic LNG 2 project in Russia.

>     Net cash flow

Net cash flow13 for the Group was:

•        3,277 M$ in the second quarter 2019, a 16% decrease compared to last year due to an increase in net acquisitions.

•        6,220 M$ in the first half 2019, a 22% increase compared to last year due to higher operating cash flow before working capital changes and lower net acquisitions.

>     Profitability

The return on equity was 11.1% for the twelve months ended June 30, 2019, an increase compared to the same period last year.

The return on average capital employed was 10.4% for the twelve months ended June 30, 2019, an increase compared to the same period last year.

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13 Net cash flow = operating cash flow before working capital changes - net investments (including other transactions with non-controlling interests).

Total S.A. accounts

Net income for Total S.A., the parent company, was 6,282 million euros in the first half 2019, compared to 4,079 million euros a year ago.

2019 Sensitivities*

 * Sensitivities are revised once per year upon publication of the previous year’s fourth quarter results. Sensitivities are estimates based on assumptions about the Group’s portfolio in 2019. Actual results could vary significantly from estimates based on the application of these sensitivities. The impact of the $-€ sensitivity on adjusted net operating income is essentially attributable to Refining & Chemicals.

** In a 60 $/b Brent environment.

Summary and outlook

Since the start of the third quarter 2019, Brent has traded above $60/b in a context of renewed OPEC+ quotas and uncertainties about the evolution of production in Libya, Venezuela and Iran. The environment remains volatile, with uncertainty about hydrocarbon demand growth related to the outlook for global economic growth.

The Group maintains its spending discipline in 2019 with an organic investment target of around 14 B$ and an average production cost of $5.5/boe. The organic pre-dividend cash flow breakeven will remain below $30/b.

Production growth should exceed 9% in 2019, thanks to the ramp-up of projects started in 2018 and the start-ups in the first half 2019 of Kaombo Sul in Angola and Culzean in the UK North Sea, as well as the upcoming Johan Sverdrup in Norway and Iara 1 in Brazil. The Group will continue to take advantage of the favorable cost environment to sanction new projects, notably Arctic LNG 2 and Lapa 3.

At the start of the third quarter, European refining margins, while still volatile, increased, and the Downstream should benefit from restarting the Grandpuit refinery in France and the Leuna refinery in Germany.

In this context, the Group is continuing to implement its shareholder return policy. The dividend in euro will be increased by 3.1% in 2019 representing a total increase of 6.5% since 2017, in line with the target increase of 10% over the period 2018-2020. Total will buy back 1.5 B$ of shares in 2019 at $60/b as part of its 5 B$ share buyback program over the 2018-2020 period.

•  •  •

To listen to the presentation by CEO Patrick Pouyanné, CFO Patrick de La Chevardière and Deputy CFO Jean-Pierre Sbraire today at 13:00 (London time) please log on to total.com or call +44 (0) 207 192 8000 in Europe or +1 631 510 7495 in the United States (code: 6785179). To listen to the replay, please consult the website or call +44 (0) 333 300 9785 in Europe or +1 917 677 7532 in the United States (code: 6785179).

* * * * *

Total contacts

Media Relations: +33 1 47 44 46 99 l presse@total.com l @TotalPress

Investors Relations: +44 (0) 207 719 7962 l ir@total.com

Operating information by segment

>     Group production (Exploration & Production + iGRP)

>     Downstream (Refining & Chemicals and Marketing & Services)

Adjustment items to net income (Group share)

Investments - Divestments

* Effective second quarter 2019, organic loan repayments from equity affiliates are defined as loan repayments from equity affiliates coming from their cash flow from operations.

Cash flow

Gearing ratio*

In millions of dollars	**06/30/2019**	03/31/2019	06/30/2018
Current borrowings	**16,221**	13,906	15,659
Net current financial assets	**(3,110)**	(2,722)	(2,806)
Net financial assets classified as held for sale	**-**	227	-
Non-current financial debt	**45,394**	44,396	38,362
Hedging instruments of non-current debt	**(771)**	(637)	(967)
Cash and cash equivalents	**(26,723)**	(25,432)	(26,475)
Net debt (a)	**31,011**	29,738	23,773
Shareholders' equity - Group share	**116,862**	117,993	117,975
Non-controlling interests	**2,362**	2,365	2,288
Shareholders' equity (b)	**119,224**	120,358	120,263
Net-debt-to-capital ratio = a / (a + b)	**20.6%**	19.8%	16.5%

*The net-debt-to-capital ratios on March 31, 2019 and June 30, 2019 include the impact of the new IFRS 16 rule, effective January 1, 2019.

Return on average capital employed

>     Twelve months ended June 30, 2019

>     Twelve months ended March 31, 2019

* At replacement cost (excluding after-tax inventory effect).

This document does not constitute the Financial Report for the first half of 2019 which will be separately published, in accordance with article L. 451-1-2 III of the French Code monétaire et financier, and is available on the Total website total.com.

This press release presents the results for the second quarter and half-year 2019 from the consolidated financial statements of TOTAL S.A. as of June 30, 2019). The limited review procedures by the Statutory Auditors are underway. The notes to these consolidated financial statements (unaudited) are available on the TOTAL website total.com

This document may contain forward-looking information on the Group (including objectives and trends), as well as forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, notably with respect to the financial condition, results of operations, business, strategy and plans of TOTAL. These data do not represent forecasts within the meaning of European Regulation No. 809/2004.

Such forward-looking information and statements included in this document are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future, and are subject to a number of risk factors that could lead to a significant difference between actual results and those anticipated, the price of petroleum products, the ability to realize cost reductions and operating efficiencies without unduly disrupting business operations, changes in regulations including environmental and climate, currency fluctuations, as well as economic and political developments and changes in business conditions. Certain financial information is based on estimates particularly in the assessment of the recoverable value of assets and potential impairments of assets relating thereto.

Neither TOTAL nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Further information on factors, risks and uncertainties that could affect the Group’s business, financial condition, including its operating income and cash flow, reputation or outlook is provided in the most recent Registration Document, the French language version of which is filed by the Company with the French Autorité des Marchés Financiers and annual report on Form 20-F filed with the United States Securities and Exchange Commission ("SEC").

Financial information by business segment is reported in accordance with the internal reporting system and shows internal segment information that is used to manage and measure the performance of TOTAL. In addition to IFRS measures, certain alternative performance indicators are presented, such as performance indicators excluding the adjustment items described below (adjusted operating income, adjusted net operating income, adjusted net income), return on equity (ROE), return on average capital employed (ROACE), gearing ratio and operating cash flow before working capital changes. These indicators are meant to facilitate the analysis of the financial performance of TOTAL and the comparison of income between periods. They allow investors to track the measures used internally to manage and measure the performance of the Group.

These adjustment items include:

(i) Special items

Due to their unusual nature or particular significance, certain transactions qualified as "special items" are excluded from the business segment figures. In general, special items relate to transactions that are significant, infrequent or unusual. However, in certain instances, transactions such as restructuring costs or asset disposals, which are not considered to be representative of the normal course of business, may be qualified as special items although they may have occurred within prior years or are likely to occur again within the coming years.

(ii) Inventory valuation effect

The adjusted results of the Refining & Chemicals and Marketing & Services segments are presented according to the replacement cost method. This method is used to assess the segments’ performance and facilitate the comparability of the segments’ performance with those of its competitors.

In the replacement cost method, which approximates the LIFO (Last-In, First-Out) method, the variation of inventory values in the statement of income is, depending on the nature of the inventory, determined using either the month-end price differentials between one period and another or the average prices of the period rather than the historical value. The inventory valuation effect is the difference between the results according to the FIFO (First-In, First-Out) and the replacement cost.

(iii) Effect of changes in fair value

The effect of changes in fair value presented as an adjustment item reflects, for some transactions, differences between internal measures of performance used by TOTAL’s management and the accounting for these transactions under IFRS.

IFRS requires that trading inventories be recorded at their fair value using period-end spot prices. In order to best reflect the management of economic exposure through derivative transactions, internal indicators used to measure performance include valuations of trading inventories based on forward prices.

Furthermore, TOTAL, in its trading activities, enters into storage contracts, whose future effects are recorded at fair value in Group’s internal economic performance. IFRS precludes recognition of this fair value effect.

The adjusted results (adjusted operating income, adjusted net operating income, adjusted net income) are defined as replacement cost results, adjusted for special items, excluding the effect of changes in fair value.

Euro amounts presented for the fully adjusted-diluted earnings per share represent dollar amounts converted at the average euro-dollar (€-$) exchange rate for the applicable period and are not the result of financial statements prepared in euros.

Cautionary Note to U.S. Investors - The SEC permits oil and gas companies, in their filings with the SEC, to separately disclose proved, probable and possible reserves that a company has determined in accordance with SEC rules. We may use certain terms in this press release, such as "potential reserves" or "resources", that the SEC’s guidelines strictly prohibit us from including in filings with the SEC. U.S. investors are urged to consider closely the disclosure in our Form 20-F, File N° 1-10888, available from us at 2, place Jean Millier - Arche Nord Coupole/Regnault - 92078 Paris-La Défense Cedex, France, or at our website total.com. You can also obtain this form from the SEC by calling 1-800-SEC-0330 or on the SEC’s website sec.gov.